Global Green Matrix Corp.
943 Canso Drive
Gabriola, BC
V0R 1X2
604-227-1947

March 25, 2011

FILED ON THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernest Greene

Re:  GLOBAL GREEN MATRIX CORP.
Form 20-K for the year ended December 31, 2009
File No. 0-51180

Dear Mr. Greene:

We express our appreciation for your review of the Form 20-K for the year ended December 31, 2009 of Global Green Matrix Corp. (formerly Poly-Pacific International Inc.), hereafter referred to as the “Company”.  On behalf of the Company, we are responding to comments on the Filings provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2011.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Form 20-K for the year ended December 31, 2009

Internal Controls over Financial Reporting, page 63

1.
Staff Comment:  We have read your response prior comment two.  It appears that your proposed revisions to management’s assessment of internal control over financial reporting are still deficient.  As previously requested, please revise your proposed amended disclosure to also include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting (e.g.  COSO framework).  Please show us what your revised amended Form 20-F disclosure will look like.

Securities and Exchange Commission
Attention:  Ernst Greene
March 25, 2011

Company Response:  Pursuant to your request, the Company has amended a paragraph in the disclosure in the section of Internal Controls over Financial Reporting.

Global Green Matrix Corporation’s management assessed that it was not effective in maintaining adequate internal control over financial reporting as of December 31, 2009.  In making this assessment, the Company used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Factors that resulted in this reassessment included the late filing of the Form 20-F and also the failure to file a comprehensive management’s report over Internal Controls over Financial Reporting.

Internal Controls Over Financial Reporting, page 63

2.
Staff Comment:  Your response to comment three.  It appears that you have addressed your consideration of your assessment of the effectiveness of internal control over financial reporting.  However, you have not addressed your consideration of the effectiveness of your disclosure controls and procedures in “Disclosure Controls and Procedures Update,” on page 63 of your Form 20-F/A.  Please tell us the factors you considered that support your conclusion that your disclosure controls and procedures were effective as of December 31, 2009.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely on current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please show us how you will amend your 20-F/A to disclosure management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.)

Company Response:  Pursuant to your request, the Company has revised the Disclosure Controls and Procedures section read as follows:

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Securities and Exchange Commission
Attention:  Ernst Greene
March 25, 2011

Global Green Matrix Corporation’s Acting Chief Executive Officer and Acting Chief Financial Officer, after evaluating  the effectiveness of our disclosure and control and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were not effective.  We have been late in recording, processing, summarizing and reporting within the time period as specified by the Commission.  By failing to file our report on time, we were not effective in our controls and procedures.

Exhibits 99.1 and 99.2

3.
Staff Comment:  We have read your response to prior comment five.  Please revise paragraph 4(d) to refer to the “period covered by the annual report,” instead of “during the small business issuer’s fourth fiscal quarter.”  You have also replaced the word “company(‘s)’ with “small businee issuer(‘s)” in paragraph 3, 4 and 5 of your certifications.  Please revise your certifications to use the word “company(‘s).”  Your certifications should be in the exact form as required in paragraph 12 of Instructions as to Exhibits of Form 20-F.  Please show us in your supplemental response what the amended certifications will look like.

Company Response:  Pursuant to your request, the Company made the appropriate amendments to the certifications.  We have attached it for your review.  In addition, we confirm that we will now use this format in future certifications.

Securities and Exchange Commission
Attention:  Ernst Greene
March 25, 2011

Once the Company’s responses above are reviewed by the Commission’s staff and are acceptable by them, the Company will file a revised 20-F on EDGAR system.

*  *  *  *  *

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (604) 227-1947.

Best regards, Per: Global Green Matrix Corp. Signed: /s/“Randy Hayward” Randy Hayward, President and CEO

ACKNOWLEDGEMENT

In connection with Global Green Matrix Corp, formerly Poly-Pacific International Inc., (the “Company”) letter dated December 27, 2010 in response to the Securities and Exchange Commission’s comment letter dated March 7, 2011, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Global Green Matrix Corp. Signed: /s/ “Randy Hayward” _____________________________ Randy Hayward, President and CEO

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Randy Hayward, certify that:

1.	I have reviewed this annual report on Form 20-F of Global Green Matrix Corp. for the year ended December 31, 2009;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this report;

4.
The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the company’s period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: March 25, 2011

/s/ “Randy Hayward”
_______________________
Randy Hayward
President, Acting Chief Executive Officer and Acting Chief Financial Officer